SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 6
                                       TO

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              -------------------

                      CROWN CENTRAL PETROLEUM CORPORATION
                              (Name of the Issuer)

                      CROWN CENTRAL PETROLEUM CORPORATION
                                 ROSEMORE, INC.
                            ROSEMORE HOLDINGS, INC.
                        ROSEMORE ACQUISITION CORPORATION

                            HENRY A. ROSENBERG, JR.
                       (Name of Persons Filing Statement)
                CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (Title of Class of Securities)

                                  228219-10-1
                                  228219-30-9
                     (CUSIP Number of Class of Securities)



       THOMAS L. OWSLEY                                   EDWARD L. ROSENBERG
    CROWN CENTRAL PETROLEUM                                  ROSEMORE, INC.
         CORPORATION                                   ONE NORTH CHARLES STREET
   ONE NORTH CHARLES STREET                                   SUITE 2300
   BALTIMORE, MARYLAND 21201                           BALTIMORE, MARYLAND 21201
        (410) 539-7400                                      (410) 347-7080

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

                                   COPIES TO:

        DAVID H. PANKEY                                  JOHN A. MARZULLI, JR.
        MCGUIREWOODS LLP                                  SHEARMAN & STERLING
       WASHINGTON SQUARE                                  599 LEXINGTON AVENUE
   1050 CONNECTICUT AVENUE, N.W.                        NEW YORK, NEW YORK 10022
      WASHINGTON, D.C. 20036                                  (212) 848-4000
           (202) 857-1716
                              ___________________

This statement is filed in connection with (check the appropriate box):

    a.  [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b.  [ ]   The filing of a registration statement under the Securities
              Exchange Act of 1934.

    c.  [ ]   A tender offer.

    d.  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in box (a) are preliminary copies. [ ]

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*:                                 AMOUNT OF FILING FEE:
--------------------------------------------------------------------------------

$74,635,585.5                                                   $14,927.12
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 7,108,151 shares (representing 2,450,868 and 4,657,283 shares of Class A and Class B common stock, respectively) at $10.50 per share in cash. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: $13,514.89
    Form of Registration No.: Schedule 14A Proxy Statement
    Filing Party: CROWN CENTRAL PETROLEUM CORPORATION
    Date Filed: May 15, 2000


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

                                  INTRODUCTION

         This Amendment No. 6 to Rule 13e-3 Transaction Statement on Schedule 13E-3, as so amended, supplements the Schedule 13E-3 and is being jointly filed with the Securities and Exchange Commission by Crown Central Petroleum Corporation ("Crown"), Rosemore, Inc. ("Rosemore"), Rosemore Holdings, Inc. ("Holdings") and Rosemore Acquisition Corporation ("RAC"), all of which are Maryland corporations, and Mr. Henry A. Rosenberg, Jr. This Amendment No. 6 to Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 17, 2000 (the "Merger Agreement"), among Crown, Rosemore and RAC pursuant to which RAC will be merged with and into Crown, with Crown being the surviving corporation. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each outstanding share of Crown common stock, other than shares held by Rosemore through its wholly owned subsidiary, Holdings, will be converted into the right to receive $10.50 in cash. This Transaction Statement also relates to the Stock Purchase Agreement, dated as of December 17, 2000 (the "Stock Purchase Agreement"), among Rosemore and certain affiliates of Apex Oil Company, Inc., a Missouri corporation (collectively, the "Sellers").

         The terms and conditions of the Merger Agreement and the Stock Purchase Agreement will be described in the Preliminary Proxy Statement of Crown to be filed with the Securities and Exchange Commission in connection with a special meeting of stockholders called to vote on the Merger.

         The information contained in this Amendment No. 6 to Transaction Statement concerning Crown was supplied by Crown. Rosemore, Holdings, RAC and Mr. Henry A. Rosenberg, Jr. take no responsibility for the accuracy of such information. The information contained in this Amendment No. 6 to Transaction Statement concerning Rosemore, Holdings and RAC was supplied by Rosemore, Holdings and RAC. Crown and Mr. Henry A. Rosenberg, Jr. take no responsibility for the accuracy of such information. The information contained in this Amendment No. 6 to Transaction Statement concerning Mr. Henry A. Rosenberg, Jr. was supplied by Mr. Henry A. Rosenberg, Jr. Crown, Rosemore, Holdings and RAC take no responsibility for the accuracy of such information.


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

Item 4.  TERMS OF THE TRANSACTION

         Item 4 is supplemented by the following paragraphs:

         On December 17, 2000, Rosemore, RAC and Crown entered into the Merger Agreement pursuant to which Rosemore will, through its wholly-owned subsidiary RAC, acquire all of the issued and outstanding Class A and Class B common stock held by stockholders other than Rosemore and its affiliates for a price of $10.50 per share (the "Merger").

         The acquisition price of $10.50 per share represents a premium of 31.25% and 50% to the market prices of $8.00 per share and $7.00 per share of Crown's Class A common stock and Class B common stock, respectively, at the close of trading on December 14, 2000, the day prior to the date on which Rosemore announced its intention to seek to acquire Crown.

         The Merger was unanimously approved by Crown's committee of independent directors and, on its recommendation, by Crown's Board of Directors on December 16, 2000. Crown has received an opinion from its financial advisor, Credit Suisse First Boston, that the aggregate consideration to be received by the stockholders of Crown in the merger is fair, from a financial point of view, to the stockholders of Crown other than Rosemore and members of the group affiliated with Mr. Paul A. Novelly, and their respective affiliates. The Merger is expected to be completed in the first quarter of 2001.

         The Merger Agreement provides that RAC will merge with and into Crown, resulting in Crown becoming a wholly-owned subsidiary of Rosemore. Crown will be the surviving entity in the Merger and plans to continue to operate as a separate company under its current name.

         The Merger will require the approval of Crown's stockholders, and Crown will call a special stockholders' meeting to vote on the Merger. Under Maryland law and Crown's charter, the Merger will require the affirmative vote of two-thirds of Crown's issued and outstanding common stock. Crown's Class A and Class B common stock will vote as a single class on the merger, with Crown's Class A common stock having one vote per share, and Crown's Class B common stock having one-tenth of a vote per share. Rosemore's stock in Crown represents approximately 45.41% of the votes exercisable by Crown's issued and outstanding common stock. In addition, certain members of the Novelly group, who among them own approximately 14.70% of Crown's Class A common stock and 3.48% of Crown's Class B common stock, representing approximately 13.60% of the votes exercisable by Crown's issued and outstanding common stock, have agreed to vote in favor of the Merger.

         The Merger Agreement also requires the approval of a majority of the votes of the stock (other than the stock owned by Rosemore and its affiliates) present and voting at the stockholders' meeting. The votes of Crown common stock now owned


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

by members of the Novelly group will count toward this vote, and the members of the Novelly group have agreed that their stock will be voted in favor of the Merger. The Merger is also conditioned on and subject to other customary closing conditions.

         As previously reported, on April 7, 2000 Crown had entered into an Agreement and Plan of Merger with Rosemore, pursuant to which Rosemore agreed to purchase all of the issued and outstanding Class A and Class B common stock, other than stock held by Rosemore and its affiliates, for $9.50 per share. That merger agreement was submitted to Crown's stockholders for approval at a special meeting of stockholders held August 24, 2000. Apex Oil Company, Inc., an affiliate of Mr. Novelly, had also expressed an interest in acquiring Crown, and commenced a proxy solicitation in opposition to that merger with Rosemore. The merger did not receive the necessary two-thirds approval from Crown's stockholders, and Crown and Rosemore terminated the merger agreement following the special meeting.

         On August 24, 2000, following the failure of Rosemore's prior merger agreement to receive approval from Crown's stockholders, Crown requested Apex to present a definitive proposal to acquire all of Crown's stock for $10.50 per share in a fully financed, all-cash, unconditional tender offer, and to be able to commence its tender offer by September 29, 2000. On September 28, 2000, Crown extended the time for Apex to commence its tender offer until October 31, 2000.

         On October 10, 2000, Mr. Novelly proposed that a limited liability company composed of trusts and entities related to Mr. Novelly effect a cash tender offer for all Crown stock for $10.50 per share. Stockholders not accepting the $10.50 tender offer would retain their stock and receive a $12.50 contingent value right. Mr. Novelly also proposed that, following the tender offer, Crown would acquire Apex by way of a share exchange, the terms of which were not specified. On November 1, 2000, Crown announced that it had given Apex a further extension to November 30, 2000. Crown then reported on November 30, 2000 that it was discussing Crown's strategic alternatives with both Rosemore and Apex, the two stockholders with the largest voting positions in Crown.

         At the same time as entering into the Merger Agreement with Crown on December 17, 2000, Rosemore also entered into a Stock Purchase Agreement with members of the Novelly group who own Crown common stock, under which they agreed to vote their shares of Crown common stock, representing approximately 14.70% of the Class A common stock and 3.48% of the Class B common stock, in favor of the Merger and Merger Agreement. The Stock Purchase Agreement provides that, if the merger agreement is terminated, these members of the Novelly group will sell their Crown common stock to Rosemore for $10.50 per share in cash. These members of the Novelly group have also agreed that, for a period of five years from the date they sell their shares to


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

Rosemore, they will not, acting alone or with others, acquire any of Crown's voting securities or assets or make any proxy solicitation or otherwise seek to influence or control the management or policies of Crown. Rosemore has agreed to reimburse the Novelly group $1.75 million for certain expenses incurred by the Novelly group in connection with their efforts to acquire Crown. The Stock Purchase Agreement may be terminated by Rosemore in certain limited circumstances in which there is a material adverse change to the business, financial condition, or results of operations of Crown.

         Rosemore and the selling members of the Novelly group have agreed in the Stock Purchase Agreement to enter into an Escrow Agreement (the "Escrow Agreement") under which the selling members of the Novelly group will deposit their shares of Crown stock, and Rosemore will deposit the share purchase price, with Union Planters Bank as escrow agent, pending release in accordance with the escrow agreement following the Merger closing or, if the merger closing does not occur, the stock purchase closing.

         In connection with the Merger Agreement and related transactions, Crown and First Union National Bank, as rights agent, entered into a second amendment to Crown's rights agreement, dated as of December 17, 2000, to permit the Merger and Rosemore's related arrangements with the Novelly group, by amending the definitions of "Acquiring Person", "Approved Transaction", "Beneficial Owner" and "beneficially own", as those terms are used in the rights agreement. The amendment also modified the definition of "Final Expiration Date" to reflect that the "Final Expiration Date" under the rights agreement is the earlier of the close of business on February 14, 2001 or the time which is immediately prior to acceptance by the State Department of Assessments and Taxation of Maryland of articles of merger consummating the Merger.

         Crown's Board also declared the Merger and the transactions contemplated by the Stock Purchase Agreement and Escrow Agreement to be an "Approved Transaction" under the rights agreement. As a result, the execution of the Merger Agreement, the Stock Purchase Agreement and the related Escrow Agreement does not cause a "Distribution Date" to occur under or otherwise trigger the operative provisions of the rights agreement.


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

Item 16.  Exhibits

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2000, among Crown, Rosemore and RAC (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2000).

(d)(2) Second Amendment to the Rights Agreement, dated as of December 17, 2000, between Crown and First Union National Bank, as rights agent, (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2000).

(d)(3) Stock Purchase Agreement, dated as of December 17, 2000 among Sellers and Rosemore (incorporated herein by reference to Exhibit 24 to Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000).

(d)(4) Form of Escrow Agreement among the Sellers, Rosemore and Union Planters Bank (incorporated herein by reference to Exhibit 25 to Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission on December 18,
2000).





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



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Transaction Statement is true, complete and correct.

                                            ROSEMORE, INC.


                                            By: /s/ Edward L. Rosenberg
                                               ---------------------------------
                                               Name:  Edward L. Rosenberg
                                               Title: President and
                                                      Chief Executive Officer
                                               Dated: December 21, 2000


                                            ROSEMORE HOLDINGS, INC.


                                            By: /s/ Edward L. Rosenberg
                                               ---------------------------------
                                               Name:  Edward L. Rosenberg
                                               Title: President
                                               Dated: December 21, 2000


                                            ROSEMORE ACQUISITION CORPORATION


                                            By: /s/ Edward L. Rosenberg
                                               ---------------------------------
                                               Name:  Edward L. Rosenberg
                                               Title: President and
                                                      Chief Executive Officer
                                               Dated: December 21, 2000


                                            CROWN CENTRAL PETROLEUM CORPORATION


                                            By: /s/ John E. Wheeler, Jr.
                                               ---------------------------------
                                               Name:  John E. Wheeler, Jr.
                                               Title: Executive Vice President -
                                                      Chief Financial Officer
                                               Dated: December 21, 2000


                                            HENRY A. ROSENBERG, JR.


                                            By: /s/ Henry A. Rosenberg, Jr.
                                               ---------------------------------
                                               Name:  Henry A. Rosenberg, Jr.
                                               Dated: December 21, 2000


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